Mail Stop 7010

January 27, 2006

Via U.S. mail and facsimile

Michael F. Golden
President and Chief Executive Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA  01104

	RE:	Smith & Wesson Holding Corporation
Form 10-K for the fiscal year ended April 30, 2005
Forms 10-Q for the fiscal quarters ended October 31, 2005 and July
31, 2005
		File No. 1-31552


Dear Mr. Golden:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended April 30, 2005

Item 9A. Controls and Procedures, page 41
1. Your disclosure states "other than as described above, there were no changes in [your] internal control over financial reporting during the quarter ended April 30, 2005 that have materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." In future filings, please avoid using phrases that include "other than" wording, which may appear contradictory when disclosing changes which occurred in your internal controls during the most recent fiscal quarter.

Notes to Financial Statements

3. Significant Accounting Policies, page F-8

Warranty, page F-13
2. We have the following comments on your obligations under the lifetime warranty to the original purchasers of your new firearm products.
* In future filings, provide a discussion in MD&A to address the changes in your warranty provisions. Specifically address why your provision has decreased period over period while your product sales have increased.
* Separately present your provision for new warranties issued from adjustments to your provisions. Refer to paragraph 14b of FIN 45. Ensure that MD&A adequately addresses the material changes in the components of your warranty reserve, including any relevant trend information, and your expectation regarding the impact on future liquidity and results of operations.
* Present the changes in your accrued warranties for each period you have presented a statement of operations. Refer to paragraph 14b of
FIN 45.

16. Self-Insurance Reserves, page F-20
3. We note your disclosures included in this footnote as well as your disclosures presented within your critical accounting policies and Management`s Discussion and Analysis and have the following comments.
* Expand your critical accounting policy to provide a more comprehensive discussion of the material judgments and assumptions management utilized in determining your reserves from potential product liabilities.

* You indicate that you provide reserves for potential product liability costs exclusive of any insurance reimbursements. However, your disclosure in Management`s Discussion and Analysis for the six months ended October 31, 2005 indicates that gross profit increased because of a $2.2 million favorable adjustment to your municipal litigation reserves as a result of an agreement with one of your insurance carriers. Please tell us supplementally and expand future filings to clarify how and when you record insurance recoveries and why the agreement with one of your insurance carriers resulted in an adjustment to your reserve. Confirm and clarify in future filings that you only record receivables from your insurances when they are probable.
* You indicate that amounts charged to expense for the year ended April 30, 2005 were $4,993,438. We note however from the summary of activity in your reserves, the provision reflected is net of reserve adjustments. Please tell us supplementally and expand Management`s
Discussion and Analysis in future filings to separately address changes in your charges to the reserve separate from any reserve adjustments. Address the nature and reasons for the reserve adjustments.
* Provide for us supplementally and consider providing in future filings the activities in your receivable from insurers account. Clarify how the activity in this account impacts the amount reflected as an adjustment to cost of goods sold.


Form 10-Q for the Fiscal Quarter Ended October 31, 2005

(9) Commitments and Contingencies, page 10
4. You disclosed in your Form 10-K for the fiscal year ended April 30, 2005 on page F-31 that the maximum liability in product liability cases in which a dollar amount of damages is claimed was $434 million
as of April 30, 2005.  Please tell us supplementally and expand your
disclosure in future filings to discuss in detail the facts and circumstances, including the cases, which caused the maximum liability to decrease from $434 million as of April 30, 2005 to $0.6 million as of October 31, 2005.








Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 19

Results of Operation, page 20
5. In future filings, please expand your disclosure to include more thorough analyses regarding changes in your results of operations for the period. Your MD&A should include such factors as status of new products, new contracts and the status of significant contracts entered into, and explanations for the declines in certain material product sales. Your analyses should address trends, the impact these factors have had on your results of operations, and the potential impact you expect these to have on your future results of operations and liquidity. The information included in your Forms 8-K reporting your results for the fiscal quarter include analyses related to your
M&P pistol series program, new license agreements, and anticipated contract agreements which may be useful in providing a transparent and thorough analysis of your current and expected future results of operations to the readers of your financial statements. See SEC Release No. 33-8350.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael F. Golden
Smith & Wesson Holding Corporation
January 27, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE